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**BAE Systems - Agreement between the Kingdom of Saudi Arabia and the UK Government.**

**17 September 2007**

Following the Understanding Document signed in 2005, BAE Systems notes the announcement today by the UK Ministry of Defence of the signing of an agreement between the Kingdom of Saudi Arabia and the UK Government for the supply of 72 Typhoon aircraft to Saudi Arabia as part of the new defence cooperation programme known as "Project Salam".

Negotiations relating to the principal terms of the agreement have been successfully concluded and the signed agreement is expected to become effective in due course.

BAE Systems welcomes this important milestone in its strategy to continue to develop Saudi Arabia as a key home market with substantial employment and investment in future in-Kingdom industrial capability.

Issued by:
**BAE Systems plc**
London